Reply to the Attention of Direct Line Direct Fax Email Address Our File No. Date	Michael T. Shannon 604.893.7638 604.893.2381 michael.shannon@mcmillan.ca 58981V-6 October 30, 2012

Via EDGAR Correspondence

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
United States of America 20549

Attention:      Ms. Tia L. Jenkins, Division of Corporation Finance

Dear Sirs/Mesdames:

Re:      Pacific Copper Corp.
           Form 10-K for Fiscal Year Ended
           October 31, 2011
           Filed February 14, 2012
           File No. 000-52495

We are counsel for and write on behalf of Pacific Copper Corp. (the "Company") in response to the Staff's letter of October 18, 2012 (the "Comment Letter") from the United States Securities and Exchange Commission (the "Commission") commenting on the Company's Form 10-K for the fiscal year ended October 31, 2011, Form 10-Q for the quarter ended January 31, 2012 and the Form 10-Q for the quarter ended April 30, 2012, which were filed with the Commission on February 14, 2012, March 21, 2012 and June 19, 2012, respectively.

On behalf of the Company, we provide below our responses to the comments made in the Comment Letter. The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

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October 30, 2012

Commission Comment:

Form 10-K for the Fiscal Year Ended October 31, 2011
Form 10-Q for the Quarter Ended January 31, 2012
Form 10-Q for the Quarter Ended April 30, 2012

General

1.     We note you have not submitted Interactive Data pursuant to Item 601(b)(101) of Regulation S-K. Please tell us why such data is not required to be submitted or amend to provide.

Company Response:

We hereby confirm, on behalf of the Company, that the Company is in the process of raising working capital to complete the Interactive Data files and expects to have the required Interactive Data files and amended filings submitted on or before November 30, 2012.

2.     In future filings, including any amendments to these Forms 10-K and 10-Q, please indicate on the cover page by check mark whether you submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T.

Company Response:

We hereby confirm, on behalf of the Company, that the Company will indicate in its future filings, including any amendments to these Forms 10-K and 10-Q, on the cover page by check mark whether it has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T.

Commission Comment:

Section 302 Certifications

3.     We note that your Section 302 certifications do not comply with the language required by Item 601(31) of Regulation S-K in the following respect:

    The head note to paragraph 4 does not include a reference to internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))

Please confirm to us in future filings, including any amendments to these Forms 10-K and 10-Q, you will revise your certifications to address the matter noted above.

October 30, 2012

Company Response:

We hereby confirm, on behalf of the Company, that the Company will in future filings, including any amendments to these Forms 10-K and 10-Q, revise its certifications to include a reference to internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) in the head note to paragraph 4.

Commission Comment:

Other Exchange Act Reports

4.     Please tell us when you are planning to file your Form 10-Q for the quarterly period ended July 31, 2012. Please note that this quarterly report is currently delinquent. When filing such Form 10-Q, consider the fact that this Form 10-Q will not be filed timely and the impact on your conclusion on the effectiveness of your disclosure controls and procedures (e.g. ineffective) as of July 31, 2012.

Company Response:

We hereby confirm, on behalf of the Company, that the Company is in the process of raising working capital to complete and file the Form 10-Q for the quarterly period ended July 31, 2012 and expects to have such Form 10-Q submitted on or before November 30, 2012. In addition, we hereby confirm, on behalf of the Company, that the Company will consider the fact that such Form 10-Q is not filed timely and the impact such will have on its conclusion on the effectiveness of its disclosure controls and procedures as of July 31, 2012.

Commission Comment:

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

October 30, 2012

  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Company Response:

We hereby confirm, on behalf of the Company, that enclosed herewith is a written statement from the Company as requested by the Commission.

On behalf of the Company we sincerely hope and trust that each of the foregoing are clear and satisfactory in this matter and truly responsive to the Commission's Comment Letter, which the Company has found helpful; however, should the Commission have any further comments or questions arising from any of the same please do not hesitate to contact the writer at 604.893.7638 of our offices at any time.

On behalf of the Company we thank the Commission for its prompt attention to and ongoing cooperation in this matter, and we remain,

Yours very truly,

/s/ Michael T. Shannon

Michael T. Shannon

Enclosure:
[Company acknowledgement letter, included in EDGAR correspondence]

cc:     Pacific Copper Corp.

PACIFIC COPPER CORP.
3040 n. Campbell Avenue, Suite 110
Tucson, AZ 85719
(520) 989-0039

October 30, 2012

Via EDGAR Correspondence
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
United States of America 20549

Attention:      Ms. Tia L. Jenkins, Division of Corporation Finance

Dear Sirs/Mesdames:

Re:     Pacific Copper Corp.
           Form 10-K for Fiscal Year Ended
          October 31, 2011
           Filed February 14, 2012
           File No. 000-52495

This response is submitted under the closing comments of the United States Securities and Exchange Commission's letter (the "Comment Letter") to Pacific Copper Corp. (the "Company"), dated October 18, 2012, which requires the Company to provide a written statement acknowledging certain items set forth in the Comment Letter.

Accordingly, the Company hereby acknowledges as follows:

    the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

    staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

    the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

PACIFIC COPPER CORP.

By: _/s/ David Hackman____________
      David Hackman
      Chief Executive Officer and a Director